Exhibit 99.1

Press Release

Chi-Med Highlights Oral Presentations on Savolitinib Lung Cancer Programs at AACR Annual Meeting

London: Thursday, March 28, 2019: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) will share further data on the savolitinib development programs in lung cancer at the American Association of Cancer Research (AACR) Annual Meeting in Atlanta, Georgia, USA, March 31 to April 3, 2019.

Preliminary efficacy and safety results will be presented from the China Phase II study of savolitinib monotherapy in non-small cell lung cancer (“NSCLC”) patients with MET Exon 14 skipping mutations who have failed prior systemic therapy, or are unable to receive chemotherapy (abstract #CT031, clinicaltrials.gov identifier NCT02897479).

In addition, several abstracts will be presented from the TATTON Phase Ib/II trial of savolitinib in combination with Tagrisso® (osimertinib) in patients with epidermal growth factor receptor (“EGFR”) mutation-positive NSCLC and MET-amplification who have progressed following treatment with an EGFR tyrosine kinase inhibitor (“EGFR-TKI”) (clinicaltrials.gov identifier NCT02143466). One presentation will focus on patients who had progressed on a first- or second-generation EGFR-TKI and had not previously received a third-generation EGFR-TKI (abstract #CT032). Another presentation will focus on patients whose disease further progressed despite prior treatment with a third-generation EGFR-TKI (abstract #CT033). These presentations are complemented by a poster presentation on detection methods for identifying MET-driven EGFR-TKI resistance in the TATTON trial (abstract #4897/20).

TATTON preliminary results were presented at the World Conference on Lung Cancer (WCLC) in Yokohama, Japan, in October 2017.1 The TATTON trial supports SAVANNAH, an ongoing Phase II clinical trial exploring the combination of savolitinib and Tagrisso® to overcome MET-driven EGFR-TKI resistance following treatment with Tagrisso® (clinicaltrials.gov identifier NCT03778229).

Further details of the presentations are as follows:

Session:	Can the Challenge of NSCLC Resistance Be MET or Will We Not MEK It?
Session Type:	Clinical Trials Plenary Session
Session Number/Link:	CTPL02
Date & Time:	Sunday, March 31: 3:00 PM-5:15 PM
Location:	Marcus Auditorium, Building A, Georgia World Congress Center

1st Presentation Title:

Preliminary efficacy and safety results of savolitinib treating patients with pulmonary sarcomatoid carcinoma (PSC) and other types of non-small cell lung cancer (NSCLC) harboring MET exon 14 skipping mutations

Lead Author:	Shun Lu, Professor at Shanghai Chest Hospital, Jiao Tong University
Abstract # & Link:	CT031 – abstract available after 3:00 PM EST on Friday, March 29, 2019
Time:	3:05 PM-3:30 PM

2nd Presentation Title:

TATTON Phase Ib expansion cohort: Osimertinib plus savolitinib for patients (pts) with EGFR-mutant, MET-amplified NSCLC after progression on prior first/second-generation epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor (TKI)

Lead Author:	Helena A. Yu, Medical Oncologist at Memorial Sloan Kettering Cancer Center
Abstract # & Link:	CT032 – abstract only available at time of presentation
Time:	3:40 PM-3:55 PM

3rd Presentation Title:

TATTON Phase Ib expansion cohort: Osimertinib plus savolitinib for patients (pts) with EGFR-mutant, MET-amplified NSCLC after progression on prior third-generation epidermal growth factor receptor (EGFR) tyrosine kinase inhibitor (TKI)

Lead Author:	Lecia V. Sequist, Associate Professor of Medicine at Harvard Medical School and the Director of the Center for Innovation in Early Cancer Detection at Massachusetts General Hospital
Abstract # & Link:	CT033 – abstract only available at time of presentation
Time:	3:55 PM-4:15 PM

Session:	Novel Strategies for Biomarker Identification and Use in Cancer 3
Poster Title:	Detection of MET-mediated EGFR tyrosine kinase inhibitor (TKI) resistance in advanced non-small cell lung cancer (NSCLC): biomarker analysis of the TATTON study
Lead Author:	Ryan J. Hartmaier, AstraZeneca
Abstract # & Link:	4897 / 20 – abstract now available
Date & Time:	April 3, 2019, 8:00 AM - 12:00 PM
Location:	Section 19, Building B, Georgia World Congress Center

About Savolitinib

Savolitinib is a potential first-in-class inhibitor of c-MET, an enzyme which has been shown to function abnormally in many types of solid tumors. Chi-Med designed savolitinib to be a potent and highly selective oral inhibitor, which, through chemical structure modification, addresses human metabolite-related renal toxicity, the primary issue that halted development of several other selective c-MET inhibitors. In clinical studies to date, involving over 900 patients, savolitinib has shown promising signs of clinical efficacy in patients with c-MET gene alterations in multiple tumor types with an acceptable safety profile. Chi-Med is currently testing savolitinib in partnership with AstraZeneca in Phase Ib/II studies, in multiple solid tumor indications, both as a monotherapy and in combinations.

About Chi-Med

Chi-Med (AIM/Nasdaq: HCM) is an innovative biopharmaceutical company which researches, develops, manufactures and markets pharmaceutical products. Its Innovation Platform, Hutchison MediPharma, has about 420 scientists and staff focusing on discovering, developing and commercializing targeted therapeutics and immunotherapies in oncology and autoimmune diseases. It has a portfolio of eight cancer drug candidates currently in clinical studies around the world. Chi-Med’s Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products, covering an extensive network of hospitals across China.

Dual-listed on the AIM market of the London Stock Exchange and the Nasdaq Global Select Market, Chi-Med is headquartered in Hong Kong and majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 1). For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including its expectations for the clinical development of savolitinib, plans to initiate clinical studies for savolitinib, its expectations as to whether such studies would meet their primary or secondary endpoints, and its expectations as to the timing of the completion and the release of results from such studies. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, assumptions regarding enrollment rates, timing and availability of subjects meeting a study’s inclusion and exclusion criteria, changes to clinical protocols or regulatory requirements, unexpected adverse events or safety issues, the ability of drug candidate savolitinib to meet the primary or secondary endpoint of a study, to obtain regulatory approval in different jurisdictions and to gain commercial acceptance after obtaining regulatory approval, the potential market of savolitinib for a targeted indication and the sufficiency of funding. In addition, as certain studies rely on the use of Tagrisso®, Iressa® and Imfinzi® as combination therapeutics with savolitinib, such risks and uncertainties include assumptions regarding the safety, efficacy, supply and continued regulatory approval of Tagrisso®, Iressa® and Imfinzi®. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see Chi-Med’s filings with the U.S. Securities and Exchange Commission and on AIM. Chi-Med undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
	Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200
	Annie Cheng, Vice President, Corporate Finance & Development	+1 (973) 567 3786
	David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile) david.dible@citigatedewerogerson.com
	Xuan Yang, Solebury Trout	+1 (415) 971 9412 (Mobile) xyang@troutgroup.com

Media Enquiries
	UK & Europe – Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile) anthony.carlisle@cdrconsultancy.co.uk
	Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Hong Kong & Asia ex-China	– Joseph Chi Lo, Brunswick	+852 9850 5033 (Mobile) jlo@brunswickgroup.com
	– Zhou Yi, Brunswick	+852 9783 6894 (Mobile) yzhou@brunswickgroup.com
	Mainland China – Sam Shen, Edelman	+86 136 7179 1029 (Mobile) sam.shen@edelman.com

Nominated Advisor
	Richard Gray / Atholl Tweedie, Panmure Gordon (UK) Limited	+44 (20) 7886 2500

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1  Ahn M-J, et al. TATTON Phase Ib Expansion Cohort: Osimertinib Plus Savolitinib for Patients with EGFR-mutant MET-amplified NSCLC After Progression on Prior EGFR-TKI. Abstract #8985.  Presented at the World Lung Cancer Congress (WCLC) 2017, Yokohama, Japan, 15-18 October 2017.